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EXHIBIT 99.3

MD&A

Management's Discussion and Analysis ("MD&A")

The following discussion and analysis of financial results is dated February 20, 2014 and is to be read in conjunction with the audited consolidated financial statements prepared in accordance with United States Generally Accepted Accounting Principles (the "Financial Statements") of Enerplus Corporation ("Enerplus" or the "Company"), as at December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011.

All amounts are stated in Canadian dollars unless otherwise specified and all note references relate to the notes included with the Financial Statements. Where applicable, natural gas has been converted to barrels of oil equivalent ("BOE") based on 6 Mcf:1 BOE and oil and natural gas liquids ("NGL") have been converted to thousand cubic feet of gas equivalent ("Mcfe") based on 0.167 bbl:1 Mcfe. The BOE and Mcfe rates are based on an energy equivalent conversion method primarily applicable at the burner tip and do not represent a value equivalent at the wellhead. Given that the value ratio based on the current price of natural gas as compared to crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. Use of BOE and Mcfe in isolation may be misleading. All production volumes are presented on a Company interest basis, being the Company's working interest share before deduction of any royalties paid to others, plus the Company's royalty interests unless otherwise stated. Company interest is not a term defined in Canadian National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities ("NI 51-101") and may not be comparable to information produced by other entities.

The following MD&A contains forward-looking information and statements. We refer you to the end of the MD&A under "Forward-Looking Information and Statements" for further information.

ADOPTION OF UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

We have converted our financial reporting from International Financial Reporting Standards ("IFRS") to United States Generally Accepted Accounting Principles ("U.S. GAAP") pursuant to U.S. securities regulations as (i) over 50% of the book value of our assets (as previously calculated under IFRS) was in the United States, and (ii) over 50% of our common shares are held by U.S. residents. Reporting under U.S. GAAP began with our financial statements for the year ended December 31, 2013 with comparatives for 2012 and 2011. These U.S. GAAP financial statements are presented in Canadian dollars and satisfy both our Canadian and U.S. securities filing obligations, and IFRS based statements will no longer be prepared.

We continue to qualify as a foreign private issuer for our U.S. securities filings as less than 50% of the book value of our assets is in the United States, as calculated under U.S. GAAP, as at June 30, 2013. We are required to reassess this annually at the end of our second quarter and should our U.S. asset book value exceed 50% of our corporate total as calculated under U.S. GAAP, we would fail to qualify as a foreign private issuer and would become subject to U.S. domestic filing requirements effective the first day of the following calendar year.

The most significant differences between U.S. GAAP and IFRS that impact Enerplus relate to the accounting for our oil and gas assets, particularly accounting for impairment, depletion, divestments, and asset retirement obligations.

Under U.S. GAAP oil and gas sales are generally presented net of royalties and U.S. industry protocol is to present production volumes net of royalties. Under IFRS and Canadian industry protocol oil and gas sales and production volumes are presented before deduction of any royalties. In order to continue to be comparable with our Canadian peer companies, this MD&A presents our production and BOE measures on a Company interest basis before deduction of any royalties.

4      ENERPLUS 2013 FINANCIAL SUMMARY

The following provides a reconciliation of our production volumes:

	Year ended December 31
Average Daily Production Volumes	2013	2012	2011

Company interest production volumes
Crude oil (bbls/day)	38,250	36,509	30,181
Natural gas liquids (bbls/day)	3,472	3,627	3,306
Natural gas (Mcf/day)	288,423	251,773	251,068

Company interest production volumes (BOE/day)	89,793	82,098	75,332

Royalty volumes
Crude oil (bbls/day)	6,938	6,315	4,923
Natural gas liquids (bbls/day)	802	837	770
Natural gas (Mcf/day)	42,192	30,294	31,015

Royalty volumes (BOE/day)	14,772	12,201	10,862

Net production volumes
Crude oil (bbls/day)	31,312	30,194	25,258
Natural gas liquids (bbls/day)	2,670	2,790	2,536
Natural gas (Mcf/day)	246,231	221,479	220,053

Net production volumes (BOE/day)	75,021	69,897	64,470

NON-GAAP MEASURES

The Company utilizes the following terms for measurement within the MD&A that do not have a standardized meaning or definition as prescribed by U.S. GAAP and therefore may not be comparable with the calculation of similar measures by other entities:

"Netback" is used to evaluate operating performance of our crude oil and natural gas assets. The term netback is calculated as oil and natural gas sales revenue (net of transportation), less royalties, production taxes and operating costs.

"Funds Flow" is used to analyze operating performance, leverage and liquidity. Funds flow is calculated as net cash provided by operating activities but before changes in non-cash operating working capital and asset retirement obligation expenditures.

	Year ended December 31
Reconciliation of Cash Flow from Operating Activities to Funds flow	2013	2012	2011

Cash flow from operating activities	$766.5	$535.7	$624.2
Asset retirement obligation expenditures	16.6	19.9	21.7
Changes in non-cash operating working capital	(28.9)	88.9	(71.5)

Funds flow	$754.2	$644.5	$574.4

"Debt to Funds Flow Ratio" is used to analyze leverage and liquidity. The debt to funds flow ratio is calculated as total debt net of cash, divided by a trailing 12 months of funds flow.

"Adjusted payout ratio" is used to analyze operating performance, leverage and liquidity. We calculate our adjusted payout ratio as dividends to shareholders, net of our Stock Dividend Program ("SDP") and former Dividend Reinvestment Program ("DRIP") proceeds, plus capital spending (including office capital) divided by funds flow.

ENERPLUS 2013 FINANCIAL SUMMARY      5

2013 FOURTH QUARTER OVERVIEW

Production continued to exceed our expectations averaging 94,167 BOE/day during the fourth quarter, concluding a year of significant production growth. Strong fourth quarter production was driven by continued outperformance and the acquisition of additional working interests in the Marcellus. Despite an improvement in natural gas prices, funds flow during the fourth quarter totaled $180.7 million compared to $196.2 million in the third quarter, primarily due to wider crude oil differentials along with higher share-based compensation. We continued to focus our portfolio during the quarter, recognizing proceeds of $168.7 million through our divestment activity. We maintained a strong balance sheet exiting the year with a conservative trailing 12-month debt to funds flow ratio of 1.4x.

SUMMARY FOURTH QUARTER INFORMATION

In comparing the fourth quarter of 2013 with the same period in 2012:

•
Average daily production was 94,167 BOE/day compared to 85,490 BOE/day in 2012, with the majority of the growth coming from our Marcellus and Fort Berthold properties in the U.S. and our Wilrich properties in Canada. Our average daily production for December was 99,569 BOE/day, ahead of our exit guidance of 95,000 BOE/day.
•
Funds flow totaled $180.7 million compared to $200.4 million in 2012. Funds flow decreased from the fourth quarter of 2012 primarily due to higher operating costs and share-based compensation, offset by higher oil and gas sales.
•
Cash general and administrative ("G&A") expenses were $2.28/BOE compared to $2.34/BOE in 2012. The decrease in cash G&A expense on a per BOE basis was due to higher production during the period.
•
Cash share-based compensation expense increased to $1.06/BOE compared to $0.03/BOE in 2012 due to the increase in our share price during the quarter.
•
Capital spending increased to $223.0 million compared to $160.9 million in 2012. Our fourth quarter capital spending was in line with expectations with the majority of our spending focused on our core operating areas. During the quarter, we invested $95.9 million in Fort Berthold, $24.3 million in the Marcellus, $48.5 million on our Canadian crude oil waterflood properties, and $43.2 million on our Canadian Deep Gas properties.
•
Property and land acquisitions were $173.4 million compared to $121.4 million in 2012. During the fourth quarter of 2013 we purchased additional working interests in our core Marcellus properties for $157.9 million, representing approximately 42 MMcf/day of production.
•
Divestments totaled $168.0 million compared to $220.1 million in 2012. In the fourth quarter we disposed of non-core Canadian oil properties for proceeds of $103.6 million and entered into agreements to sell our undeveloped Montney acreage for $134.6 million, after adjustments, of which $65.7 million was closed during the quarter with the remainder recognized in January 2014. During the fourth quarter of 2012 we divested of our non-core properties in Manitoba for proceeds of $218.1 million.

6      ENERPLUS 2013 FINANCIAL SUMMARY

SELECTED FOURTH QUARTER CANADIAN AND U.S. FINANCIAL RESULTS

	Three months ended December 31, 2013			Three months ended December 31, 2012
(CDN$ millions, except per unit amounts)	Canada	U.S.	Total	Canada	U.S.	Total

Average Daily Production Volumes(1)
Crude oil (bbls/day)	16,703	21,028	37,731	20,713	17,884	38,597
Natural gas liquids (bbls/day)	2,858	955	3,813	3,177	399	3,576
Natural gas (Mcf/day)	165,114	150,625	315,739	188,628	71,276	259,904
Total average daily production (BOE/day)	47,080	47,087	94,167	55,328	30,162	85,490
Pricing(2)
Crude oil (per bbl)	$70.05	$83.89	$77.77	$72.01	$82.25	$76.75
Natural gas liquids (per bbl)	52.39	59.87	54.26	48.09	41.08	47.31
Natural gas (per Mcf)	3.12	3.41	3.26	2.76	3.67	3.01
Capital Expenditures
Capital spending	$102.1	$120.9	$223.0	$50.3	$110.6	$160.9
Acquisitions	0.4	173.0	173.4	(0.2)	121.6	121.4
Dispositions	(168.7)	0.7	(168.0)	(220.2)	–	(220.2)
Revenues
Oil and natural gas sales(2)	$168.8	$210.6	$379.4	$199.8	$160.9	$360.7
Commodity derivative instruments gain/(loss)	10.2	–	10.2	17.7	–	17.7
Expenses
Operating	$66.8	$24.4	$91.2	$57.9	$13.9	$71.8
Royalties	23.7	40.9	64.6	26.7	30.5	57.2
Production taxes	2.3	15.6	17.9	2.4	15.4	17.8
General and administrative	14.5	5.2	19.7	20.0	3.9	23.9
Depletion, depreciation, amortization and accretion	59.3	63.8	123.1	87.1	55.4	142.5
Current income tax expense/(recovery)	(0.4)	0.3	(0.1)	(2.2)	1.5	(0.7)

(1)
Company interest volumes, before royalties.
(2)
Net of transportation costs, but before royalties and the effects of commodity derivative instruments.

2013 OVERVIEW

Summary of Guidance and Results	Original 2013 Guidance	Revised 2013 Guidance	2013 Results	2014 Guidance

Average annual production (BOE/day)	82,000 – 85,000	89,000	89,793	96,000 – 100,000
Capital spending (CDN$ millions)	$685	$685	$681	$760
Production mix volumes (% crude oil and liquids)	50%	48%	46%	48%
Average royalty and production tax rate (% of gross sales, net of transportation)	21%	21%	21%	23.5%
Operating costs (per/BOE)	$10.70	$10.70	$10.48	$10.25
G&A Expenses – cash (per/BOE)	$2.70	$2.70	$2.54	$2.45
Share based compensation expenses – cash (per/BOE)	$0.45	$0.60	$0.71	$0.25

Production increased by over 9% during 2013, averaging 89,793 BOE/day and exceeding our annual average guidance of 89,000 BOE/day. We exited the year with average production of 99,569 BOE/day in December, exceeding our exit guidance of 95,000 BOE/day. We had an average crude oil and liquids weighting of 46% for 2013 compared to 49% in 2012 despite growth in our crude oil production of 5% year-over-year. Our crude oil divestment activity and production outperformance in the Marcellus contributed to the change in our production weighting.

Capital spending and operating costs were lower than expected at $681.4 million and $10.48/BOE respectively. G&A expenses were consistent with our expectations at $2.54/BOE, however cash share-based compensation expense was higher than expected at $0.71/BOE given the

ENERPLUS 2013 FINANCIAL SUMMARY      7

increase in our share price during the period. Funds flow increased 17% over 2012 at $754.2 million. Stronger crude oil and natural gas prices and higher production contributed to this increase.

We continued to make progress in focusing our portfolio and concentrating on our core operating areas. We sold $365.1 million of non-core assets representing production of approximately 2,700 BOE/day and reinvested $244.8 million into our core areas through transactions that included the acquisition of crude oil waterflood properties in Canada and additional working interests in the Marcellus. On a net basis, we realized proceeds of $120.3 million from our acquisition and divestment activities during the period.

With the increase in funds flow and a reduction in capital spending, our adjusted payout ratio fell to 114% in 2013. Monthly dividends to shareholders were maintained throughout the year totaling $1.08 per share. Our financial flexibility also improved in 2013, as we ended the year with a debt to funds flow ratio of 1.4x and approximately $786 million of available credit on our bank facility.

RESULTS OF OPERATIONS

Production

Average Daily Production Volumes	2013	2012	2011

Crude oil (bbls/day)	38,250	36,509	30,181
Natural gas liquids (bbls/day)	3,472	3,627	3,306
Natural gas (Mcf/day)	288,423	251,773	251,068

Total daily sales (BOE/day)	89,793	82,098	75,332

2013 versus 2012

Production for 2013 averaged 89,793 BOE/day, representing an increase of over 9% from 2012. Our crude oil production increased 5% as production from our Fort Berthold properties grew by approximately 4,700 BOE/day in 2013. Our natural gas production increased 15% primarily due to growth in the Marcellus where we more than doubled our production volumes from the prior year. Somewhat offsetting the production growth were 2,700 BOE/day of non-core asset divestments throughout 2013 as well as production declines in our Canadian conventional natural gas properties due to limited capital investment in the assets.

2012 versus 2011

Production for 2012 averaged 82,098 BOE/day, representing an increase of 9% from 2011. Our crude oil production increased by 21% mainly due to our successful capital development program at our Fort Berthold properties. Natural gas volumes were relatively flat year-over-year as increased volumes from our Marcellus assets offset production declines on our Canadian conventional natural gas properties.

2014 Guidance

We expect to deliver 9% production growth again in 2014, targeting annual average production between 96,000 BOE/day and 100,000 BOE/day. This guidance does not contemplate future acquisitions or divestments.

Pricing

The prices received for our crude oil and natural gas production directly impact our earnings, funds flow and financial condition. The following tables summarize our average selling prices, benchmark prices and differentials.

Average Selling Price(1)	2013	2012	2011

Crude oil (per bbl)	$83.99	$78.19	$83.48
Natural gas liquids (per bbl)	52.25	53.01	64.99
Natural gas (per Mcf)	3.26	2.39	3.72
Per BOE	48.11	44.56	48.85

(1)
Net of transportation costs, but before royalties and the effects of commodity derivative instruments.

Average Benchmark Pricing	2013	2012	2011

WTI crude oil (US$/bbl)	$97.97	$94.21	$95.12
AECO natural gas – monthly index (CDN$/Mcf)	3.16	2.40	3.68
AECO natural gas – daily index (CDN$/Mcf)	3.17	2.39	3.62
NYMEX natural gas – monthly NX3 index (US$/Mcf)	3.67	2.80	4.07
US/CDN exchange rate	1.03	1.00	0.99

8      ENERPLUS 2013 FINANCIAL SUMMARY

Average Differentials (US$/bbl or US$/Mcf)	2013	2012	2011

MSW Edmonton – WTI	$(7.57)	$(7.79)	$1.33
WCS Hardisty – WTI	(25.20)	(21.03)	(17.15)
Brent Futures (ICE) – WTI	10.77	17.45	15.72
AECO monthly – NYMEX	(0.58)	(0.39)	(0.32)

CRUDE OIL AND NATURAL GAS LIQUIDS

WTI started 2013 trading at US$93.12/bbl and ended the year trading at US$98.42, averaging US$97.97/bbl over the period. A low of US$86.68/bbl was reached in April as U.S. crude oil inventories reached their highest point in 25 years. Geopolitical tensions in Syria, Iran and Libya, combined with a strong turnaround in U.S. refining demand and associated decline in U.S. crude oil stocks, helped push WTI prices to a peak of US$110.53/bbl in early September. Some of the geopolitical tension eased during the latter part of the year, resulting in WTI prices falling by over US$17.00/bbl by the end of the year. Brent/WTI differentials averaged US$10.77/bbl, which was US$6.68/bbl narrower versus 2012, as increased domestic light sweet crude oil production began to displace imported crudes.

Heavy crude oil differentials in Canada continued to widen in 2013, averaging US$4.17/bbl wider than 2012, due to increased Canadian heavy crude oil production and a number of unplanned outages and refinery turnarounds throughout the year. Light oil differentials in Canada were virtually unchanged on average compared to 2012, although they widened significantly in the fourth quarter due to constraints on export pipelines and the continued growth in light oil production in the U.S.

Enerplus' crude oil stream differential discount to WTI in 2013 averaged US$13.98/bbl versus US$16.02/bbl in 2012. The average price received for our crude oil (net of transportation costs) was $83.99/bbl for 2013, a 7% increase over 2012. In comparison, the WTI benchmark increased by 4% over the same period. The difference between the change in WTI and the change in our realized prices is largely due to a weaker Canadian dollar in 2013 which helped to increase our realized prices.

In 2014 we expect our U.S. Bakken and Three Forks oil will trade at US$12.00/bbl discount to WTI. In Canada, we expect the Mixed Sweet Blend ("MSW") to trade at an US$8.00/bbl discount and Western Canadian Select ("WCS") to trade at a US$25.00/bbl discount to WTI during 2014.

MONTHLY CRUDE OIL PRICES

NATURAL GAS

Natural gas prices at both AECO and NYMEX strengthened considerably versus 2012. AECO monthly index prices increased by 32% to average $3.16/Mcf for the year, while NYMEX gas prices increased by 31% to average US$3.67/Mcf. Colder than normal weather late last winter pushed AECO monthly prices to $3.68/Mcf in the spring, with NYMEX reaching US$4.19/Mcf in June. These gains were short-lived as significant production growth in the U.S. and cooler than expected weather put significant pressure on natural gas prices during the summer months. However, record withdrawals from storage were seen in December in the U.S., helping push spot NYMEX prices to approximately US$4.50/Mcf before year-end.

ENERPLUS 2013 FINANCIAL SUMMARY      9

Natural gas prices in the Marcellus weakened throughout the year given increased production in the region and takeaway capacity constraints. Monthly spot prices on the Transco Leidy and Tennessee Gas Pipeline 300 Leg weakened from approximately $0.30/MMBtu below NYMEX in early summer to as high as $2.00/MMBtu below NYMEX by the fourth quarter due to increased capacity constraints. In 2013 approximately 50% of our natural gas was sold under long-term sales contracts at market points with stronger pricing. This provided some protection from these discounts, resulting in our realized discount to NYMEX averaging US$0.33/MMBtu for the year. We expect wider differentials to continue in the region until pipeline expansions are built, and within the context of stronger natural gas prices we are forecasting our differential to NYMEX to average $1.00/MMBtu in 2014.

Overall, we sold our natural gas for an average price of $3.26/Mcf (net of transportation costs) in 2013 which represented a 36% increase from 2012. The increase in our realized price was in line with the year-over-year changes in both AECO and NYMEX prices.

MONTHLY NATURAL GAS PRICES

Price Risk Management

We have a price risk management program that considers our overall financial position, the economics of our capital program and potential acquisitions. We have hedged a significant portion of our crude oil production in 2014 as it currently accounts for approximately 80% of our corporate netback. As of February 4, 2014 we have swapped an average of 19,500 bbls/day for 2014 at an average price of US$94.02/bbl, which represents approximately 59% of our forecasted net oil production after royalties. We have not added material crude oil positions for 2015 given the significant backwardation in the forward curve.

We have entered into WCS differential swap positions for 2014 to manage exposure against heavy crude oil differentials. These differential swaps have been fixed at WTI less US$21.88/bbl on 2,000 bbls/day for February through December of 2014.

As of February 4, 2014 we have downside protection on approximately 40% of our forecasted natural gas production after royalties for 2014. This is comprised of 75,000 Mcf/day at a NYMEX price of US$4.14/Mcf. In addition, we purchased a call spread whereby we participate in price upside between US$4.17/Mcf and US$5.00/Mcf on 25,000 Mcf/day at NYMEX. At AECO we have approximately 19,000 Mcf/day hedged at an average price of CDN$4.21/Mcf, weighted towards the second half of 2014. For 2015, we have swapped 20,000 Mcf/day at a NYMEX price of US$4.16/Mcf.

10      ENERPLUS 2013 FINANCIAL SUMMARY

The following is a summary of our financial contracts in place at February 4, 2014, expressed as a percentage of our anticipated net production volumes:

	Crude Oil (US$/bbl)(1)			AECO Natural Gas (CDN$/Mcf)			NYMEX Natural Gas (US$/Mcf)
	Jan 1, 2014 – Jun 30, 2014	Jul 1, 2014 – Dec 31, 2014	Jan 1, 2015 – Dec 31, 2015	Jan 1, 2014 – Mar 31, 2014	Apr 1, 2014 – Jun 30, 2014	Jul 1, 2014 – Dec 31, 2014	Jan 1, 2014 – Dec 31, 2014	Jan 1, 2015 – Dec 31, 2015

Sold Puts							$3.23
%							11%
Swaps	$93.98	$94.07	$90.00	$3.96	$4.12	$4.25	$4.14	$4.16
%	70%	48%	2%	2%	6%	12%	32%	9%
Sold Calls							$5.00
%							11%
Purchased Calls							$4.17
%							11%

(1)
Based on weighted average price (before premiums), assumed average annual production of 98,000 BOE/day for 2014 and 2015, less royalties and production taxes of 23.5% in aggregate.

ACCOUNTING FOR PRICE RISK MANAGEMENT

Risk Management Gains/(Losses) ($ millions)	2013	2012	2011

Cash gains/(losses):
Crude oil	$24.4	$18.4	$(46.5)
Natural gas	2.2	–	13.3

Total cash gains/(losses)	$26.6	$18.4	$(33.2)
Non-cash gains/(losses) on financial contracts:
Change in fair value – crude oil	$(65.5)	$70.3	$18.7
Change in fair value – natural gas	(3.0)	3.3	(12.6)

Total non-cash gains/(losses)	$(68.5)	$73.6	$6.1

Total gains/(losses)	$(41.9)	$92.0	$(27.1)

(Per BOE)	2013	2012	2011

Total cash gains/(losses)	$0.81	$0.61	$(1.21)
Total non-cash gains/(losses)	(2.09)	2.45	0.22

Total gains/(losses)	$(1.28)	$3.06	$(0.99)

2013 versus 2012

During 2013 we realized cash gains of $24.4 million on our crude oil contracts and $2.2 million on our natural gas contracts. In comparison, during 2012 we realized cash gains of $18.4 million on our crude oil contracts. The cash gains in 2013 and 2012 were due to contracts which provided floor protection above market prices.

As the forward markets for crude oil and natural gas fluctuate and new contracts are executed and existing contracts are realized, changes in fair value are reflected as either a non-cash charge or gain to earnings. At December 31, 2013 the fair value of our crude oil contracts represented a loss position of $14.8 million, while our natural gas contracts represented a gain position of $0.3 million. For the year ended December 31, 2013 the fair value of our crude oil contracts decreased $65.5 million while the fair value of our natural gas contracts decreased $3.0 million. See Note 15 for details.

ENERPLUS 2013 FINANCIAL SUMMARY      11

2012 versus 2011

During 2012 we realized cash gains of $18.4 million on our crude oil contracts. In comparison, in 2011 we realized cash losses of $46.5 million on our crude oil contracts and gains of $13.3 million on our natural gas contracts. The cash gains in 2012 were due to contracts which provided floor protection above market prices. The cash losses in 2011 were a result of crude oil prices rising above our fixed price swap positions.

At December 31, 2012 the fair value of our crude oil and natural gas contracts represented gains of $50.7 million and $3.3 million respectively. For the year ended December 31, 2012 the fair value of our crude oil and natural gas contracts increased $70.3 million and $3.3 million, respectively.

Revenues

($ millions)	2013	2012	2011

Oil and natural gas sales	$1,616.8	$1,365.5	$1,363.7
Royalties	(264.3)	(212.2)	(205.1)

Oil and natural gas sales, net of royalties	$1,352.5	$1,153.3	$1,158.6

2013 versus 2012

Oil and gas sales revenues in 2013 increased to $1,616.8 million compared to $1,365.5 million in 2012, due to higher realized prices and increased production for both crude oil and natural gas.

2012 versus 2011

Oil and gas sales revenues of $1,365.5 million in 2012 were similar to 2011 revenues of $1,363.7 million. Increased production volumes in 2012 were offset by lower realized prices.

Royalties and Production Taxes

($ millions, except per BOE amounts)	2013	2012	2011

Royalties	$264.3	$212.2	$205.1
Per BOE	$8.06	$7.06	$7.46
Production taxes	$70.4	$56.6	$40.1
Per BOE	$2.15	$1.89	$1.46

Royalties and production taxes	$334.7	$268.8	$245.2
Per BOE	$10.21	$8.95	$8.92
Royalties and production taxes (% of oil and natural gas sales, net of transportation)	21%	20%	18%

(1)
Prior to adoption of U.S. GAAP, Enerplus reported the aggregate of royalties and production taxes as a single "Royalties" category on the Consolidated Income Statement.

Royalties are paid to government entities, land owners and mineral rights owners. Production taxes include state production taxes, Pennsylvania impact fees, freehold mineral taxes and Saskatchewan resource surcharges.

2013 versus 2012

Royalties and production taxes increased to $334.7 million in 2013 from $268.8 million in 2012 due to increased production, particularly in the U.S. where rates are higher. Royalties and production taxes averaged 21% of oil and gas sales (net of transportation) in 2013 compared to 20% in 2012.

2012 versus 2011

Royalties and production taxes were $268.8 million in 2012 compared to $245.2 in 2011. Royalties and production taxes increased to 20% of oil and gas sales (net of transportation) from 18% in 2011, due to increased U.S. production levels.

12      ENERPLUS 2013 FINANCIAL SUMMARY

Guidance

We are expecting average royalty and production taxes in 2014 to increase to 23.5% of expected oil and gas sales (net of transportation).

Transportation Costs

($ millions, except per BOE amounts)	2013	2012	2011

Transportation costs	$39.9	$26.6	$20.6
Per BOE	$1.22	$0.88	$0.75

Transportation costs for 2013 were $39.9 million compared to $26.6 million in 2012 and $20.6 million in 2011. The increased transportation costs are related to our increasing U.S. production as well as costs associated with securing U.S. pipeline capacity.

Operating Expenses

($ millions, except per BOE amounts)	2013	2012	2011

Operating Expenses	$343.4	$319.0	$280.4
Per BOE	$10.48	$10.62	$10.20

2013 versus 2012

Our 2013 operating expenses were in line with expectations at $343.4 million ($10.48/BOE) compared to $319.0 million ($10.62/BOE) in 2012. Operating costs improved on a per BOE basis due to increased production from our lower cost properties along with the divestment of non-core properties that had higher operating costs.

2012 versus 2011

Our 2012 operating expenses totaled $319.0 million ($10.62/BOE) compared to $280.4 million ($10.20/BOE) in 2011. In 2012 we had additional facility charges at Fort Berthold and higher well servicing and repairs and maintenance costs as poor weather in 2011 delayed some maintenance into 2012.

2014 Guidance

We are expecting our 2014 operating expenses to decrease to approximately $10.25/BOE.

Netbacks

The crude oil and natural gas classifications below contain properties according to their dominant production category. These properties may include associated crude oil, natural gas or natural gas liquids volumes which have been converted to the equivalent BOE/day or Mcfe/day and as such, the revenue per BOE or per Mcfe may not correspond with the average selling price under the "Pricing" section of this MD&A.

	Year ended December 31, 2013
Netbacks by Property Type	Crude Oil	Natural Gas	Total

Average Daily Production	42,587 BOE/day	283,237 Mcfe/day	89,793 BOE/day

Netback(1) $ per BOE or Mcfe	(per BOE )	(per Mcfe )	(per BOE )

Oil and natural gas sales(2)	$76.90	$3.70	$48.11
Royalties and production taxes	(18.39)	(0.48)	(10.21)
Cash operating costs	(12.23)	(1.49)	(10.50)

Netback before hedging	$46.28	$1.73	$27.40

Cash gains/(losses)	1.57	0.02	0.81

Netback after hedging	$47.85	$1.75	$28.21

Netback before hedging ($ millions)	$719.3	$178.7	$898.0

Netback after hedging ($ millions)	$743.7	$180.9	$924.6

ENERPLUS 2013 FINANCIAL SUMMARY      13

	Year ended December 31, 2012
Netbacks by Property Type	Crude Oil	Natural Gas	Total

Average Daily Production	40,136 BOE/day	251,773 Mcfe/day	82,098 BOE/day

Netback(1) $ per BOE or Mcfe	(per BOE )	(per Mcfe )	(per BOE )

Oil and natural gas sales(2)	$72.05	$3.04	$44.56
Royalties and production taxes	(16.06)	(0.36)	(8.95)
Cash operating costs	(11.94)	(1.52)	(10.51)

Netback before hedging	$44.05	$1.16	$25.10

Cash gains/(losses)	1.25	–	0.61

Netback after hedging	$45.30	$1.16	$25.71

Netback before hedging ($ millions)	$647.2	$107.1	$754.3

Netback after hedging ($ millions)	$665.6	$107.1	$772.7

	Year ended December 31, 2011
Netbacks by Property Type	Crude Oil	Natural Gas	Total

Average Daily Production	33,185 BOE/day	252,883 Mcfe/day	75,332 BOE/day

Netback(1) $ per BOE or Mcfe	(per BOE )	(per Mcfe )	(per BOE )

Oil and natural gas sales(2)	$77.17	$4.42	$48.85
Royalties and production taxes	(16.27)	(0.52)	(8.92)
Cash operating costs	(11.77)	(1.52)	(10.30)

Netback before hedging	$49.13	$2.38	$29.63
Cash gains/(losses)	(3.84)	0.14	(1.21)

Netback after hedging	$45.29	$2.52	$28.42

Netback before hedging ($ millions)	$595.3	$219.4	$814.7

Netback after hedging ($ millions)	$548.8	$232.7	$781.5

(1)
See "Non-GAAP Measures" in this MD&A.
(2)
Net of transportation costs.

Our crude oil properties accounted for 80% of our corporate netback before hedging in 2013 compared to 86% and 73% in 2012 and 2011, respectively.

During 2013 crude oil netbacks per BOE and natural gas netbacks per Mcfe increased compared to 2012 primarily due to improved realized prices. Our 2012 crude oil netbacks per BOE after hedging were similar to 2011 as lower realized prices were offset by cash hedging gains, while natural gas netbacks per Mcfe decreased due to lower realized prices.

14      ENERPLUS 2013 FINANCIAL SUMMARY

General and Administrative (G&A) Expenses

Total G&A expenses include cash G&A expenses as well as share-based compensation ("SBC") charges related to our long-term incentive plans ("LTI plans") and our stock option plan (see Note 14 for further details). SBC charges are dependent on our share price and can fluctuate from period to period.

($ millions)	2013	2012	2011

Cash:
G&A expense(1)	$83.2	$78.3	$67.6
SBC	23.3	5.6	14.5
Non-Cash:
SBC – equity swap loss/(gain)	(5.4)	(0.4)	–
SBC – Stock option plan	9.2	10.3	12.3

Total G&A expenses	$110.3	$93.8	$94.4

(Per BOE)	2013	2012	2011

Cash:
G&A expense(1)	$2.54	$2.61	$2.46
SBC	0.71	0.18	0.53
Non-Cash:
SBC – equity swap loss/(gain)	(0.17)	(0.01)	–
SBC – Stock option plan	0.28	0.34	0.45

Total G&A expenses	$3.36	$3.12	$3.44

(1)
Excluding share-based compensation.

2013 versus 2012

Cash G&A expenses were $83.2 million compared to $78.3 million in 2012. The increase in 2013 was primarily related to compensation costs and one-time charges recorded in the first quarter. On a per BOE basis costs decreased 3%.

Cash SBC was $23.3 million in 2013 compared to $5.6 million in 2012. Higher cash SBC in 2013 was the result of our 58% total return in 2013 (share price increase plus dividends) which increased the value of our LTI plans. A portion of our LTI plans have a performance based multiplier that also increased this expense during 2013 because of our total return relative to the TSX oil and gas index.

We recorded non-cash gains of $5.4 million in 2013 compared to gains of $0.4 million in 2012 on our equity swaps. These gains result from the change in fair value of the equity swaps which effectively fix the future settlement cost on a portion of the outstanding units under the plans. At December 31, 2013 we had fixed the settlement cost on 1,130,000 shares at a weighted average price of $13.86 per share.

2012 versus 2011

Cash G&A expenses were $78.3 million in 2012 compared to $67.6 million in 2011. The increase in 2012 was primarily due to expanding our U.S. operations as well as higher professional and legal fees.

Cash SBC expenses decreased to $5.6 million in 2012 from $14.5 million in 2011. Our LTI costs were significantly lower in 2012 as a result of the decrease in our share price during the year.

ENERPLUS 2013 FINANCIAL SUMMARY      15

2014 Guidance

For 2014 we expect cash G&A expenses of approximately $2.45/BOE. We also anticipate cash SBC to decrease to approximately $0.25/BOE as we expect future grants under our LTI plans will be treasury settled as compared to our current practice of cash settlement.

Interest Expense

($ millions)	2013	2012	2011

Interest on senior notes and bank facility	$56.7	$53.1	$47.0
Non-cash interest expense	1.6	1.8	(2.1)

Total interest expense	$58.3	$54.9	$44.9

Interest on our senior notes and bank credit facility in 2013 totaled $58.3 million compared to $54.9 million in 2012 and $44.9 million in 2011. The increases in 2013 and 2012 are due to an increased weighting of senior notes with higher interest rates after our $405 million private placement of senior notes in May 2012. Non-cash amounts recorded in finance expense include unrealized gains and losses resulting from the change in fair value of our interest rate swaps and the interest component on our cross currency interest rate swap ("CCIRS"). See Note 11 for further details.

At December 31, 2013, after including our underlying derivatives, approximately 74% of our debt was based on fixed interest rates and 26% on floating interest rates.

Foreign Exchange

($ millions)	2013	2012	2011

Realized loss/(gain)	$17.6	$6.5	$18.4
Unrealized loss/(gain)	(8.3)	(23.7)	(14.2)

Total foreign exchange loss/(gain)	$9.3	$(17.2)	$4.2

We recorded a net foreign exchange loss of $9.3 million in 2013 compared to a gain of $17.2 million in 2012 and loss of $4.2 million in 2011. In each of these years our realized foreign exchange loss includes the second quarter CCIRS settlement on our US$175 million senior notes. Each year, upon settlement of the swap, we realized a foreign exchange loss (2013 – $17.8 million, 2012 – $18.4 million, 2011 – $19.1 million) and recognized a corresponding unrealized gain to remove the mark-to-market position previously recorded on the balance sheet. We also had unrealized foreign exchange gains in 2013 on the translation of our U.S. debt and working capital. See Note 12 for details.

Capital Investment

($ millions)	2013	2012	2011

Capital spending	$681.4	$853.4	$866.5
Office capital	6.5	11.9	11.3

Sub-total	$687.9	$865.3	$877.8

Property and land acquisitions	$244.8	$185.3	$255.2
Property divestments	(365.1)	(275.8)	(641.2)

Sub-total	$(120.3)	$(90.5)	$(386.0)

Total net capital investment	$567.6	$774.8	$491.8

2013

Capital spending in 2013 totaled $681.4 million and was focused primarily on our core development areas with 66% targeting oil development. Throughout the year we spent $314.9 million on our Fort Berthold crude oil properties, $172.9 million on our Canadian crude oil properties, $89.3 million on our liquids rich deep gas properties in Canada and $78.7 million developing our Marcellus assets. Through our capital program in 2013 we added 78 MMBOE of proved plus probable reserves, replacing approximately 238% of our 2013 production.

16      ENERPLUS 2013 FINANCIAL SUMMARY

Property and land acquisitions in 2013 totaled $244.8 million. The most significant transactions included the additional working interests we acquired in our core Marcellus properties for $157.9 million along with $34.4 million for additional working interests in our Pouce Coupe waterflood property in Canada.

Property divestments in 2013 totaled $365.1 million. In Canada we generated proceeds of $257.5 million from the divestment of non-core assets with production of approximately 2,700 BOE/day. We also sold our undeveloped Montney acreage for proceeds of $134.6 million, of which $65.7 million was recognized in 2013 with the remainder recognized in January 2014. In the U.S. we sold facilities in Fort Berthold for proceeds of $35.2 million and entered into fee based processing and gathering contracts.

2012

Capital spending in 2012 totaled $853.4 million with approximately 80% directed towards oil and liquids rich natural gas properties. We spent $441.6 million on our Fort Berthold crude oil property, $168.5 million on our Canadian crude oil properties and $69.5 million on our liquids rich deep gas properties in Canada. We also spent $153.6 million on our Marcellus assets primarily focused on drilling for lease retention in core areas. Through our capital program in 2012 we added 57.3 MMBOE of proved plus probable reserves, replacing approximately 190% of our 2012 production.

Property and land acquisitions for 2012 totaled $185.3 million, the majority of which related to our December acquisition of additional working interests in our operated Sleeping Giant crude oil leases in Montana for $117.6 million. We also spent $37.0 million on our Marcellus carry obligation which fully satisfied our carry commitment.

Property divestments in 2012 were $275.8 million which included the sale of our Manitoba assets for proceeds of $218.1 million and non-core assets in the U.S. for proceeds of $21.9 million.

2011

Capital spending during 2011 totaled $866.5 million and was focused on our key growth areas. We spent $375.0 million on our Bakken oil assets in the U.S. and Canada, $164.0 million on our crude oil waterflood properties, $210.0 million on our Marcellus assets and $84.0 million on our deep gas plays.

Property and land acquisitions in 2011 totaled $255.2 million which included $112.5 million on undeveloped land in Canada and US$111.0 million on our Marcellus carry obligation.

Property divestments in 2011 were $641.2 million including the sale of approximately 91,000 net acres of our Marcellus interests for proceeds of $567.9 million and the divestment of non-core Canadian assets for proceeds of approximately $61.8 million.

Depletion, Depreciation, Amortization and Accretion ("DDA&A")

($ millions, except per BOE amounts)	2013	2012	2011

DDA&A expense	$593.2	$560.3	$509.6
Per BOE	$18.10	$18.65	$18.53

DDA&A of property, plant and equipment ("PP&E") is recognized using the unit-of-production method based on proved reserves. For 2013 DDA&A was $593.2 million compared to $560.3 million in 2012 and $509.6 million in 2011. The increases were primarily due to higher production and capital costs with respect to our U.S. operations.

Impairments

($ millions, except per BOE amounts)	2013	2012	2011

Impairment expense	$–	$781.1	$209.4
Per BOE	$–	$26.00	$7.62

Under U.S. GAAP, the ceiling test is performed using estimated after-tax future net cash flows from proved reserves as calculated under SEC constant prices using trailing 12-month average commodity prices and discounted at 10 percent ("Standardized Measure"). The Standardized

ENERPLUS 2013 FINANCIAL SUMMARY      17

Measure is not related to Enerplus' capital spending investment criteria and is not a fair value based measurement, but rather a prescribed accounting calculation. Under U.S. GAAP impairments are not reversed in future periods.

Enerplus did not record any ceiling test impairments on its oil and gas properties in 2013. During 2012 and 2011, non-cash impairments totaling $781.1 million and $209.4 million, respectively, were recorded in the United States cost center. These impairments were due to our capital spending not being fully offset by related increases in the Standardized Measure on our earlier stage U.S. growth assets, along with declines in the trailing 12-month average natural gas price during 2012. No impairments were recorded in the Canadian cost center in the comparative periods.

Marketable Securities

During 2013 we sold marketable securities for proceeds of $2.5 million recognizing a gain of $0.4 million. During 2012 we sold securities, the most significant being our shares in Laricina Energy Ltd., for net cash proceeds of $146.9 million resulting in a gain of $86.5 million.

Asset Retirement Obligation

In connection with our operations we incur abandonment and reclamation costs related to assets such as surface leases, wells, facilities and pipelines. Total asset retirement obligations included on our balance sheet are estimated by management based on our net ownership interest, estimated costs to abandon and reclaim and the estimated timing of the costs to be incurred in future periods.

We have estimated the net present value of our asset retirement obligation to be $291.8 million at December 31, 2013 compared to $256.1 million at December 31, 2012. Our overall liability increased year-over-year primarily due to higher cost estimates along with a decrease in the weighted credit-adjusted risk free rate used to calculate the present value of the liability, which decreased to 5.96% at December 31, 2013 from 6.15% at December 31, 2012. See Note 9 for further information.

We take an active approach to managing our abandonment, reclamation and remediation obligations. During 2013 we spent $16.6 million (2012 – $19.9 million; 2011 – $21.7 million) on our asset retirement obligations and we expect to spend approximately $26.6 million in 2014. Our abandonment and reclamation costs are expected to be incurred over the next 66 years with the majority between 2024 and 2053. We do not reserve cash or assets for the purpose of funding our future asset retirement obligations. Any reclamation or abandonment costs are anticipated to be funded out of cash flow.

Taxes

Income Tax ($ millions)	2013	2012	2011

Current tax expense/(recovery)	$7.9	$1.6	$81.2
Deferred tax expense/(recovery)	30.7	(274.6)	(163.6)

Total tax expense/(recovery)	$38.6	$(273.0)	$(82.4)

Our current tax expense is comprised mainly of Alternative Minimum Tax ("AMT") payable with respect to our U.S. subsidiary. We expect to recover AMT in future years as an offset to regular U.S. income taxes otherwise payable.

2013 versus 2012

Total tax expense in 2013 was $38.6 million compared to a recovery of $273.0 million in 2012. The increase in tax is primarily related to higher net income in 2013 compared to 2012, which included $781.1 million in non-cash ceiling test impairments in our U.S. cost center.

2012 versus 2011

The increased tax recovery of $273.0 million in 2012 compared to $82.4 million in 2011 relates primarily to the decrease in net income in 2012 due to non-cash ceiling test impairments in our U.S. cost center. Our current taxes were higher in 2011 due to our Marcellus property disposition and resulting gain for income tax purposes.

18      ENERPLUS 2013 FINANCIAL SUMMARY

2014 Guidance

We expect to pay U.S. cash taxes (AMT) of approximately 3-5% of U.S. funds flow in 2014 and 2015. We currently do not expect to pay material cash taxes in Canada until after 2018. These estimates may vary depending on numerous factors including commodity prices, capital spending, tax regulations and acquisition and divestment activity.

Tax Pools

Our estimated tax pools at December 31, 2013 and 2012 are as follows:

Pool Type ($ millions)	2013	2012

Canada
Canadian oil and gas property expenditures ("COGPE")	$111	$315
Canadian development expenditures ("CDE")	365	316
Canadian exploration expenditures ("CEE")	224	216
Undepreciated capital costs ("UCC")	295	375
Non-capital losses and other credits	459	488

	1,454	1,710

U.S.
Alternative minimum tax credit ("AMT")	99	84
Net operating losses	463	462
Depletable and depreciable assets	1,253	1,048

	1,815	1,594

Total tax pools and credits	$3,269	$3,304
Capital losses – Canada	$1,208	$1,212

Capital losses reflect the balance of unused capital losses available for carry-forward in Canada. These capital losses have an indefinite carry-forward period however can only be used to offset capital gains.

SELECTED ANNUAL CANADIAN AND U.S. FINANCIAL RESULTS

	Year ended December 31, 2013			Year ended December 31, 2012
(CDN$ millions, except per unit amounts)	Canada	U.S.	Total	Canada	U.S.	Total

Average Daily Production Volumes(1)
Crude oil (bbls/day)	17,862	20,388	38,250	20,647	15,862	36,509
Natural gas liquids (bbls/day)	2,801	671	3,472	3,244	383	3,627
Natural gas (Mcf/day)	175,876	112,547	288,423	198,356	53,417	251,773
Total average daily production (BOE/day)	49,976	39,817	89,793	56,950	25,148	82,098
Pricing(2)
Crude oil (per bbl)	$77.67	$89.52	$83.99	$75.21	$82.08	$78.19
Natural gas liquids (per bbl)	55.51	38.64	52.25	54.86	37.35	53.01
Natural gas (per Mcf)	3.01	3.66	3.26	2.17	3.21	2.39
Capital Expenditures
Capital spending	$286.5	$394.9	$681.4	$255.4	$598.0	$853.4
Acquisitions	44.4	200.4	244.8	13.6	171.7	185.3
Divestments	(323.2)	(41.9)	(365.1)	(253.9)	(21.9)	(275.8)
Revenues
Oil and natural gas sales(2)	$758.2	$818.7	$1,576.9	$794.1	$544.9	$1,339.0
Commodity derivative instruments gain/(loss)	(41.9)	–	(41.9)	92.0	–	92.0
Expenses
Operating	$259.1	$84.3	$343.4	$266.3	$52.7	$319.0
Royalties	105.8	158.5	264.3	109.9	102.3	212.2
Production taxes	10.1	60.3	70.4	11.6	45.0	56.6
General and administrative	92.4	17.9	110.3	78.9	14.9	93.8
DDA&A	300.5	292.7	593.2	322.1	238.2	560.3
Impairments	–	–	–	–	781.1	781.1
Current income tax expense/(recovery)	(0.6)	8.5	7.9	(2.1)	3.7	1.6

(1)
Company interest volumes.
(2)
Net of transportation costs, but before royalties and the effects of commodity derivative instruments.

ENERPLUS 2013 FINANCIAL SUMMARY      19

THREE YEAR SUMMARY OF KEY MEASURES

($ millions, except per share amounts)	2013	2012	2011

Oil and natural gas sales(1)	$1,576.9	$1,339.0	$1,343.1
Net income/(loss)	48.0	(270.7)	12.8
Per share (Basic)	0.24	(1.38)	0.07
Per share (Diluted)	0.24	(1.38)	0.07
Funds flow	754.2	644.5	574.4
Per share (Basic)	3.76	3.29	3.19
Cash and stock dividends(2)	216.9	301.6	388.9
Per share (Basic)(2)	1.08	1.54	2.16
Total assets	3,681.8	3,618.4	3,856.1
Long-term debt, net of cash(3)	1,022.3	1,064.4	901.5

(1)
Net of transportation costs, but before royalties and the effects of commodity derivative instruments.
(2)
Calculated based on dividends paid or payable. Cash and stock dividends to shareholders per share may not correspond to actual dividends as a result of using the annual weighted average shares outstanding.
(3)
Including current portion of long-term debt.

2013 versus 2012

Oil and gas sales increased in 2013 due to higher realized crude oil and natural gas prices and increased production volumes.

Net income and funds flow improved over 2012 due to increased production volumes and higher realized prices. Net income in 2012 was also impacted by non-cash asset impairment charges.

Cash and stock dividends were lower in 2013 than 2012 due to the reduction in our monthly dividend from $0.18 per month to $0.09 per month, effective in July 2012.

2012 versus 2011

Oil and gas sales were relatively flat for 2012 compared to 2011 as higher production volumes offset the impact of lower realized commodity prices. In 2012 we recorded a net loss of $270.7 million, primarily due to non-cash asset impairment charges.

QUARTERLY FINANCIAL INFORMATION

	Oil and Natural Gas	Net	Net Income/(Loss) Per Share
($ millions, except per share amounts)	Sales(1)	Income/(Loss)	Basic	Diluted

2013
Fourth Quarter	$379.4	$29.6	$0.15	$0.15
Third Quarter	432.7	(3.7)	(0.02)	(0.02)
Second Quarter	398.6	38.5	0.19	0.19
First Quarter	366.2	(16.4)	(0.08)	(0.08)

Total 2013	$1,576.9	$48.0	$0.24	$0.24

2012
Fourth Quarter	$360.7	$34.6	$0.18	$0.18
Third Quarter	324.9	(88.6)	(0.45)	(0.45)
Second Quarter	314.4	(41.9)	(0.21)	(0.21)
First Quarter	339.0	(174.8)	(0.92)	(0.92)

Total 2012	$1,339.0	$(270.7)	$(1.38)	$(1.38)

(1)
Net of transportation costs, but before royalties and the effects of commodity derivative instruments.

20      ENERPLUS 2013 FINANCIAL SUMMARY

Oil and gas sales increased through the third quarter of 2013 mainly due to strengthening crude oil prices and increased natural gas production in the Marcellus. While we continued to see strong production growth from our Marcellus assets in the fourth quarter, realized crude oil pricing weakened contributing to a decrease in oil and gas sales. During 2012 oil and gas sales were relatively flat compared to 2011 as increased production volumes were offset by lower realized commodity prices.

Net income for 2013 and 2012 was impacted by fluctuating risk management costs, asset impairment charges, gains on marketable security divestments and resulting tax provisions.

LIQUIDITY AND CAPITAL RESOURCES

In 2013 we continued to maintain our liquidity and financial flexibility through an increased focus on cost efficiencies, a disciplined capital program, and the sale of non-core properties. We closed the year in a strong financial position with approximately 80% of our bank credit facility undrawn and a trailing 12-month debt to funds flow ratio of 1.4x.

Total debt net of cash at December 31, 2013, including the current portion, was $1,022.3 million compared to $1,064.4 million at December 31, 2012. Total debt was comprised of $214.4 million of bank indebtedness and $810.9 million of senior notes less $3.0 million in cash. Our working capital deficiency, excluding cash and current deferred financial and tax assets and credits, increased to $271.4 million at December 31, 2013 from $173.2 million at December 31, 2012. The increase in our working capital deficit resulted from increased accounts payable balances due to timing of capital spending compared to the fourth quarter of 2012. We expect to finance our working capital deficit through funds flow and our bank credit facility.

Our adjusted payout ratio, which is calculated as dividends, net of our SDP and DRIP proceeds, plus capital spending and office capital, divided by funds flow, was 114% for 2013 compared to 174% in 2012. The decrease in our adjusted payout ratio was a result of increased funds flow over the prior year along with reduced capital spending and the reduction in our monthly dividend mid-2012.

Our key leverage ratios are detailed below:

Financial Leverage and Coverage	December 31, 2013	December 31, 2012

Long-term debt to funds flow (trailing 12-month)(1)	1.4 x	1.7 x
Funds flow to interest expense (trailing 12-month)(2)	13.3 x	12.1 x
Long-term debt to long-term debt plus equity(1)	35%	35%

(1)
Long-term debt is measured net of cash and includes the current portion of the senior notes.
(2)
Interest expense excluding non-cash items.

On November 8, 2013, our $1.0 billion bank credit facility was extended for one year, maturing October 31, 2016. Drawn and undrawn fees improved by 10 basis points across the grid and range between 150 and 315 basis points over Bankers' Acceptance rates. We are currently paying 170 basis points over Bankers' Acceptance rates, which are trading around 1.2%, for a combined rate of approximately 2.9%. At December 31, 2013 we were in compliance with all covenants under our bank credit facility and outstanding senior notes. Our bank credit facility and senior note purchase agreements have been filed as material documents on our SEDAR profile at www.sedar.com.

Counterparty Credit

OIL AND GAS SALES COUNTERPARTIES

Our oil and gas receivables are with customers in the oil and gas business and are subject to normal credit risks. Concentration of credit risk is mitigated by marketing production to numerous purchasers under normal industry sale and payment terms. A credit review process is in place to assess and monitor our counterparties' creditworthiness on a regular basis. This process involves reviewing and ratifying our corporate credit guidelines, assessing the credit ratings of our counterparties and setting exposure limits. When warranted we obtain financial assurances such as letters of credit, parental guarantees or third party insurance to mitigate some of our credit risk. This process is utilized for both our oil and gas sales counterparties as well as our financial derivative counterparties.

ENERPLUS 2013 FINANCIAL SUMMARY      21

FINANCIAL DERIVATIVE COUNTERPARTIES

We are exposed to credit risk in the event of non-performance by our financial counterparties regarding our derivative contracts. We mitigate this risk by entering into transactions with major financial institutions, the majority of which are members of our bank syndicate. We have International Swaps and Derivatives Association ("ISDA") agreements in place with the majority of our financial counterparties. These agreements provide some credit protection by generally allowing parties to aggregate amounts owing to each other under all outstanding transactions and settle with a single net amount in the case of a credit event. To date we have not experienced any losses due to non-performance by our derivative counterparties. At December 31, 2013 we had $28.5 million in mark-to-market assets offset by $37.0 million of mark-to-market liabilities resulting in a net liability position of $8.5 million.

Dividends

($ millions, except per share amounts)	2013	2012	2011

Cash dividends(1)	$170.7	$278.0	$388.9
Stock Dividend Plan	46.2	23.6	–

Total dividends to shareholders	$216.9	$301.6	$388.9

Per weighted average share (Basic)	$1.08	$1.54	$2.16

(1)
Includes DRIP of $19.2 million in 2012 and $52.4 million in 2011.

We reported a total of $216.9 million or $1.08 per share in dividends to our shareholders in 2013. Dividends during 2012 were $301.6 million or $1.54 per share and during 2011 were $388.9 million or $2.16 per share. We reduced our monthly dividend from $0.18 per share to $0.09 per share, effective for our July 20, 2012 dividend payment. We will continue to assess our dividend levels with respect to anticipated funds flow, debt levels, capital spending plans and capital market conditions and do not anticipate any changes to our dividend at this time.

Participation in the Stock Dividend Plan ("SDP") is optional allowing our shareholders to continue to receive cash dividends unless they elect to receive stock dividends. Currently we have a participation rate of approximately 23% or approximately $4.2 million per month. The SDP serves as a source of capital by allowing us to retain cash that would otherwise be paid out as dividends.

Commitments

As at December 31, 2013 we had the following minimum annual commitments including long-term debt:

		Minimum Annual Commitment Each Year					Total Committed
($ millions)	Total	2014	2015	2016	2017	2018	after 2018

Transportation commitments	$102.7	$30.4	$25.5	$13.4	$12.0	$3.5	$17.9
Processing commitments	50.6	10.2	9.6	9.0	8.2	6.8	6.8
Drilling and completions commitment	11.6	11.6	–	–	–	–	–
Power infrastructure	13.9	4.0	7.9	2.0	–	–	–
Office leases	73.0	13.6	11.8	12.1	12.3	12.45	10.7

Total commitments(1)(2)	$251.8	$69.8	$54.8	$36.5	$32.5	$22.8	$35.4

(1)
Crown and surface royalties, production taxes, lease rentals, and mineral taxes (hydrocarbon production rights) have not been included as amounts paid depend on future ownership, production, prices and the legislative environment.
(2)
US$ commitments have been converted to CDN$ using the December 31, 2013 foreign exchange rate of 1.0636.

For our U.S. Bakken crude oil we have aggregate term pipeline transportation capacity of approximately 8,500 bbl/day from 2014 until April 2016 with 7,500 bbl/day of that continuing through December 2017.

We have contracted up to 191 MMcf/day of natural gas pipeline capacity, some of it in series, with contract terms that range anywhere from one month to five years.

Our Canadian and U.S. office leases expire in 2019. Annual costs of these lease commitments include rent and operating fees. Our commitments, contingencies and guarantees are more fully described in Note 16.

22      ENERPLUS 2013 FINANCIAL SUMMARY

Subsequent to December 31, 2013 we entered into a long-term agreement with a counterparty to provide NGL fractionation services in Western Canada with potential unmitigated demand charges of approximately $18.9 million over the term of the agreement.

Shareholders' Capital

	2013	2012	2011

Share capital ($ millions)	$3,061.8	$2,997.7	$2,622.0
Common shares outstanding (thousands)	202,758	198,684	181,159
Weighted average shares outstanding (thousands)	200,567	195,633	179,889

During 2013 a total of 4,074,000 shares (2012 – 2,816,000; 2011 – 2,510,000) and $61.0 million of additional equity (2012 – $43.9; 2011 – $64.0 million) was issued pursuant to the SDP, our former DRIP and the stock option plan. For further details see Note 14.

On February 8, 2012 we completed a bought deal equity financing of 14,708,500 common shares at a price of $23.45 per share for gross proceeds of $344.9 million ($330.6 million net of issuance costs).

At December 31, 2013 we had 202,758,000 shares outstanding (2012 – 198,684,000; 2011 – 181,159,000) and at February 20, 2014 we had 203,121,000 shares outstanding.

ENVIRONMENT

We strive to carry out our activities and operations in compliance with all applicable regulations and best industry practices. Our operations are subject to laws and regulations concerning pollution, protection of the environment and the handling of hazardous materials and waste. We set corporate targets and mandates to improve environmental performance and execute environmental initiatives to become more energy efficient and to reduce, reuse and recycle water and minimize waste.

Our Board of Directors' Safety and Social Responsibility ("S&SR") Committee is responsible for review of the policies, performance and continuous improvement of the S&SR management system to ensure that our activities are planned and executed in a safe and responsible manner and to ensure we have adequate systems to support ongoing compliance. We may be subject to environmental and other costs resulting from unknown and unforeseeable environmental impacts arising from our operations. There are inherent risks of spills and pipeline leaks at our operating sites and clean-up costs may be significant. However, we have active site inspection, corrosion risk management and asset integrity management programs to help minimize this risk. In addition, we carry environmental insurance to help mitigate the cost of releases should they occur.

The ongoing uncertainty surrounding the direction from government on regulations affects our ability to proactively manage potential risks and opportunities associated with greenhouse gas emissions. We intend to continue to improve energy efficiencies and proactively manage our emissions.

We use the hydraulic fracturing process in our operations. Government and regulatory agencies continue to frame regulations related to this process. We believe we are in compliance with all current government regulations and industry best practices in the U.S. and Canada. Although Enerplus proactively mitigates perceived risks involved in the hydraulic fracturing process, increased capital and operating costs may be incurred if regulations in Canada or the United States impose more stringent compliance requirements surrounding hydraulic fracturing.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with U.S. GAAP requires management to make certain judgments and estimates. Due to the timing of when activities occur compared to the reporting of those activities, management must estimate and accrue operating results and capital spending. Changes in these judgments and estimates could have a material impact on our financial results and financial condition.

Reserves

The process of estimating reserves is critical to several accounting estimates. It requires significant judgments based on available geological, geophysical, engineering and economic data. These estimates may change substantially as data from ongoing development and production activities becomes available, and as economic conditions impacting oil and gas prices, operating costs and royalty burdens change. Reserve

ENERPLUS 2013 FINANCIAL SUMMARY      23

estimates impact net income through depletion, the determination of decommissioning liabilities and the application of impairment tests. Revisions or changes in reserve estimates can have either a positive or a negative impact on net income.

Asset Retirement Obligation

Management calculates the asset retirement obligation based on estimated costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods. The fair value estimate is capitalized to PP&E as part of the cost of the related asset and amortized over its useful life. There are uncertainties related to asset retirement obligations and the impact on the financial statements could be material as the eventual timing and costs for the obligations could differ from our estimates. Factors that could cause our estimates to differ include any changes to laws or regulations, reserve estimates, costs and technology.

Business Combinations

Management makes various assumptions in determining the fair values of any acquired company's assets and liabilities in a business combination. The most significant assumptions and judgments made relate to the estimation of the fair value of the oil and gas properties. To determine the fair value of these properties, we and independent evaluators estimate oil and gas reserves and future prices of crude oil and natural gas.

Derivative Financial Instruments

We utilize derivative financial instruments to manage our exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. Fair values of derivative contracts fluctuate depending on the underlying estimate of future commodity prices, foreign currency exchange rates, interest rates and counterparty credit risk.

RECENT U.S. GAAP ACCOUNTING AND RELATED PRONOUNCEMENTS

Refer to Note 2(m) in our Financial Statements for a detailed listing of Standards and Interpretations that were issued but not yet effective at December 31, 2013.

RISK FACTORS AND RISK MANAGEMENT

Commodity Price Risk

Our operating results and financial condition are dependent on the prices we receive for our crude oil, NGLs, and natural gas production. These prices have fluctuated widely in response to a variety of factors including global and domestic demand, weather conditions, the supply and price of imported oil and liquefied natural gas, the production and storage levels of North American natural gas, natural gas liquids and crude oil, political stability, transportation facilities, availability of processing, fractionation and refining facilities, the price and availability of alternative fuels and government regulations.

We may use financial derivative instruments and other hedging mechanisms to help limit the adverse effects of natural gas and crude oil price volatility. However, we do not hedge all of our production and expect there will always be a portion that remains unhedged. Furthermore, we may use financial derivative instruments that offer only limited protection within selected price ranges. To the extent price exposure is hedged, we may forego the benefits that would otherwise be experienced if commodity prices increase. Refer to the "Price Risk Management" section for further details on our price risk management program.

Oil and Gas Reserves and Resources Risk

The value of our company is based on, among other things, the underlying value of our oil and gas reserves and resources. Geological and operational risks along with product price forecasts can affect the quantity and quality of reserves and resources and the cost of ultimately recovering those reserves and resources. Lower crude oil, natural gas liquids, and natural gas prices along with lower development capital spending associated with certain projects may increase the risk of write-downs for our oil and gas property investments. Changes in reporting methodology as well as regulatory practices can result in reserve or resource write-downs.

Each year, independent reserves engineers evaluate the majority of our proved and probable reserves as well as the resources attributable to a significant portion of our undeveloped land. All reserves information, including our U.S. reserves, has been prepared in accordance with

24      ENERPLUS 2013 FINANCIAL SUMMARY

Canadian National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities ("NI 51-101") standards. For U.S. GAAP accounting purposes our proved reserves are estimated to be technically the same as our proved reserves prepared under NI 51-101 and have been adjusted for the effects of SEC constant prices. Independent reserve evaluations have been conducted on approximately 89.5% of the total proved plus probable value (discounted at 10%) of our reserves at December 31, 2013. McDaniel & Associates Consultants Ltd. ("McDaniel") evaluated 74% of our Canadian reserves and reviewed the internal evaluation completed by Enerplus on the remaining portion. McDaniel also evaluated 100% of the reserves associated with our U.S. crude oil properties. Netherland, Sewell & Associates, Inc. (NSAI) evaluated 100% of our U.S. natural gas and shale gas properties.

The evaluations of contingent resources associated with our Wilrich and Fort Berthold assets were conducted by Enerplus and audited by McDaniel. NSAI evaluated 100% of our Marcellus gas reserves and provided the estimate of contingent resources. The contingent resource assessments associated with a portion of our waterflood properties were completed internally by Enerplus' qualified reserve evaluators.

The Reserves Committee and the Board of Directors has reviewed and approved the reserve and resource reports of the independent evaluators.

Access to Capital Markets

Our access to capital has allowed us to fund a portion of our acquisitions and development capital program through issuance of equity and debt in past years. Continued access to capital is dependent on our ability to optimize our existing assets and to demonstrate the advantages of the acquisition or development program that we are financing at the time.

We are listed on the Toronto and New York stock exchanges and maintain an active investor relations program. We provide continuous disclosure and maintain complete and timely public filings. Nonetheless, our continued access to capital markets is dependent on corporate performance and investor perception of future performance (both corporately and for the oil and gas sector in general).

Access to Transportation and Processing Capacity

Market access for crude oil, NGLs and natural gas production in Canada and the United States is dependent on our ability to obtain transportation capacity on third party pipelines and rail as well as access to processing facilities. Newer resource plays, such as the North Dakota Bakken and the Marcellus shale gas, generally experience a sharp production increase in the area which could exceed the existing capacity of the gathering, pipeline, processing or rail infrastructure. While third party pipelines, processors and independent rail operators generally expand capacity to meet market needs, there can be differences in timing between the growth of production and the growth of capacity. There are occasionally operational reasons for curtailing transportation and processing capacity. Accordingly, there can be periods where transportation and processing capacity is insufficient to accommodate all of the production from a given region, causing added expense and/or volume curtailments for all shippers. Additionally, the transportation of crude oil by rail may come under closer scrutiny by government regulatory agencies in Canada and the United States. As a result, there may be incremental costs associated with transporting crude oil by rail, and there is a risk that access to rail transport may be constrained, depending upon any changes made to existing rail transport regulations.

We continuously monitor this risk for both the short and longer term through dialogue and review with the third party pipelines and other market participants. Where available and commercially appropriate, given the production profile and commodity, we attempt to mitigate this risk by contracting for firm pipeline or processing capacity or using other means of transportation, including rail and truck. We maintain a diverse mix of pipeline, rail and trucking transportation options within our portfolio.

Access to Field Services

Our ability to drill, complete and tie-in wells in a timely manner may be impacted by our access to service providers and supplies. Activity levels in a given area may limit our access to these resources, restricting our ability to execute our capital plans in a timely manner. In addition, field service costs are influenced by market conditions and therefore can become cost prohibitive.

Although we have entered into service contracts for a portion of field services that will secure some of our drilling and fracturing services into 2014, access to field services and supplies in other areas of our business will continue to be subject to market availability.

Title Defects or Litigation

Unforeseen title defects or litigation may result in a loss of entitlement to production, reserves and resources.

ENERPLUS 2013 FINANCIAL SUMMARY      25

Although we conduct title reviews prior to the purchase of assets these reviews do not guarantee that an unforeseen defect in the chain of title will not arise. We maintain good working relationships with our industry partners; however disputes may arise from time to time with respect to ownership of rights of certain properties or resources.

Regulatory Risk & Greenhouse Gas Emissions

Government royalties, environmental laws and regulatory requirements can have a significant financial and operational impact on us. As an oil and gas producer, we are subject to a broad range of regulatory requirements that continue to increase both within Canada and the United States.

Although we have no control over these regulatory risks, we continuously monitor changes in these areas by participating in industry organizations, conferences, exchanging information with third party experts and employing qualified individuals to assess the impact of such changes on our financial and operating results.

Specifically with respect to regulations for the reduction of greenhouse gas emissions, the Canadian federal government continues to seek alignment for the regulations to be issued in Canada with those of the United States. Accordingly, while we continue to prepare to meet the potential requirements, the actual cost impact and its materiality to our business remains uncertain.

Production Replacement Risk

Oil and natural gas reserves naturally deplete as they are produced over time. Our ability to replace production depends on our success in acquiring new land, reserves and/or resources and developing existing reserves and resources. Acquisitions of oil and gas assets will depend on our assessment of value at the time of acquisition and ability to secure the acquisitions generally through a competitive bid process.

Acquisitions and our development capital program are subject to investment guidelines, due diligence and review. Major acquisitions and our annual capital development budget are approved by the Board of Directors and where appropriate, independent reserve engineer evaluations are obtained.

Health, Safety and Environmental Risk ("HSE")

Health, safety and environmental risks impact our workforce and operating costs and result in the enhancement of our business practices and standards. Certain government and regulatory agencies in Canada and the United States have begun investigating the potential risks associated with hydraulic fracturing including the risk of induced seismicity with the injection of fluid into any reservoir. We expect regulatory frameworks will be amended or continue to emerge in this regard. Although Enerplus proactively mitigates perceived risks involved in the hydraulic fracturing process, increased capital and operating costs may be incurred if regulations in Canada or the United States impose more stringent compliance requirements surrounding hydraulic fracturing. The impact of such changes on our business could increase our cost of compliance and the risk of litigation and environmental liability.

Enerplus has established a S&SR team that develops standards and systems to manage health, safety and environmental risks, regulatory compliance and stakeholder engagement for the organization. The actions of the S&SR team are driven in part by a steering committee which is comprised of executives and senior management. All S&SR risks are reviewed regularly by the S&SR committee which is comprised of members of the Board of Directors. The Corporation carries insurance to cover a portion of its property losses, liability and business interruption. At present, the Corporation believes that it is, and expects to continue to be, in compliance with all material applicable environmental laws and regulations and has included appropriate amounts in its capital expenditure budget to continue to meet its ongoing environmental obligations.

Counterparty and Joint Venture Credit Exposure

The volatile commodity price environment increases the risk of bad debts related to our joint venture and industry partners. A failure of our counterparties to perform their financial or operational obligations may adversely affect our operations and financial position.

A credit review process is in place to assess and monitor our counterparties' credit worthiness on a regular basis. This includes reviewing and ratifying our corporate credit guidelines, assessing the credit ratings of our counterparties and setting exposure limits. When warranted we attempt to obtain financial assurances such as letters of credit, parental guarantees, or third party insurance to mitigate our counterparty risk. In addition, we monitor our receivables against a watch list of publicly traded companies that have high debt-to-cash flow ratios or fully drawn bank facilities. In certain instances we may be able to aggregate all amounts owing to each other and settle with a single net amount.

See the "Liquidity and Capital Resources" section for further information.

26      ENERPLUS 2013 FINANCIAL SUMMARY

Foreign Currency Exposure

We have exposure to fluctuations in foreign currency as most of our senior notes are denominated in U.S. dollars. Our U.S. operations are directly exposed to fluctuations in the U.S. dollar when translated to our Canadian dollar denominated financial statements.

We also have indirect exposure to fluctuations in foreign currency as our crude oil sales and a portion of our natural gas sales are based on U.S. dollar indices. Our oil and gas revenues are positively impacted when the Canadian dollar weakens relative to the U.S. dollar. However our U.S. capital spending and U.S. debt repayment is negatively impacted with a weak Canadian dollar.

We have hedged our foreign currency exposure on our US$175 million, US$54 million and a portion of our US$225 million senior notes using financial swaps that convert the U.S. denominated debt to Canadian dollar debt. In addition, we have hedged the U.S. dollar interest obligation on our US$175 million notes. At this time we have not entered into any other foreign currency derivatives with respect to our oil and gas sales or our U.S. operations.

Interest Rate Exposure

We have exposure to movements in interest rates and credit markets as changing interest rates affect our borrowing costs and value of investments such as our shares as well as other equity investments.

We monitor the interest rate forward market and have fixed the interest rate on approximately 74% of our debt through our senior notes.

Changes in Income Tax and Other Laws

Income tax, other laws or government incentive programs relating to the oil and gas industry may be changed in a manner that adversely affects us or our security holders. Tax authorities may interpret applicable tax laws, tax treaties or administrative positions differently than we do or may disagree with how we calculate our income for tax purposes in a manner which is detrimental to us and our security holders.

We monitor developments with respect to pending legal changes and work with the industry and professional groups to ensure that our concerns with any changes are made known to various government agencies. We obtain confirmation from independent legal counsel and advisors with respect to the interpretation and reporting of material transactions.

Cash Flow Sensitivity

The sensitivities below reflect all commodity contracts listed in Note 15 and are based on forward markets as at February 4, 2014. To the extent crude oil and natural gas prices change significantly from current levels, the sensitivities will no longer be relevant.

Sensitivity Table(2)	Estimated Effect on 2014 Funds Flow per Share(1)

Change of $0.50 per Mcf in the price of AECO natural gas	$0.14
Change of US$5.00 per barrel in the price of WTI crude oil	$0.14
Change of 1,000 BOE/day in production	$0.02
Change of $0.01 in the US$/CDN$ exchange rate	$0.04
Change of 1% in interest rate	$0.02

(1)
Assumes 204,039,000 weighted average shares outstanding.

ENERPLUS 2013 FINANCIAL SUMMARY      27

2014 GUIDANCE

A summary of our 2014 guidance is below. This guidance does not include any potential acquisitions or divestments.

Summary of 2014 Expectations	Target

Average annual production	96,000 – 100,000 BOE/day
Capital spending	$760 million
Production mix (volumes)	48% crude oil and liquids, 52% natural gas
Operating costs	$10.25/BOE
Cash G&A expenses	$2.45/BOE
Cash share-based compensation expenses	$0.25/BOE
U.S. Cash taxes (% of U.S. funds flow)	3-5%

INTERNAL CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures and internal control over financial reporting as defined in Rule 13a-15 under the U.S. Securities Exchange Act of 1934 and as defined in Canada under National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of Enerplus Corporation have concluded that, as at December 31, 2013, our disclosure controls and procedures and internal control over financial reporting were effective. There were no changes in our internal control over financial reporting during the period beginning on October 1, 2013 and ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ADDITIONAL INFORMATION

Additional information relating to Enerplus, including our current Annual Information Form, is available under our profile on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and at www.enerplus.com.

FORWARD-LOOKING INFORMATION AND STATEMENTS

This MD&A contains certain forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking information"). The use of any of the words "expect", "anticipate", "continue", "estimate", "guidance", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "budget", "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this MD&A contains forward-looking information pertaining to the following: expected 2014 average production volumes and the anticipated production mix; the proportion of our anticipated oil and gas production that is hedged; the results from our drilling program and the timing of related production; future oil and natural gas prices and differentials and our commodity risk management programs; expectations regarding our realized oil and natural gas prices; future royalty rates on our production and future production taxes; anticipated cash and non-cash G&A, share-based compensation and financing expenses; operating costs; capital spending levels in 2014 and its impact on our production level and land holdings; our ability to reallocate funds within our 2014 capital program; potential future asset impairments; the amount of our future abandonment and reclamation costs and asset retirement obligations; future environmental expenses; our future U.S. cash taxes; deferred income taxes, our tax pools and the time at which we may pay Canadian cash taxes; future debt and working capital levels and debt-to-funds-flow ratio and adjusted payout ratio, financial capacity, liquidity and capital resources to fund capital spending and working capital requirements; the amount and timing of future cash dividends that we may pay to our shareholders; the amount and timing of future debt and equity issuances and expected use of proceeds therefrom; and the amount and timing of future dispositions and acquisitions; and our ability to improve our trading multiple and create significant value for our shareholders.

The forward-looking information contained in this MD&A reflects several material factors, expectations and assumptions including, without limitation: that we will conduct our operations and achieve results of operations as anticipated; that our development plans will achieve the expected results; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of our reserve and resource volumes; commodity price and cost assumptions; the

28      ENERPLUS 2013 FINANCIAL SUMMARY

continued availability of adequate debt and/or equity financing and funds flow to fund our capital, operating and working capital requirements, and dividend payments as needed; the continued availability and sufficiency of our funds flow and availability under our bank credit facility to fund our working capital deficiency; the availability of third party services; and the extent of our liabilities. We believe the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information included in this MD&A is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: changes in commodity prices; changes in realized prices of Enerplus' products; changes in the demand for or supply of our products; unanticipated operating results, results from our capital spending activities or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in our capital plans or by third party operators of our properties; increased debt levels or debt service requirements; inaccurate estimation of our oil and gas reserve and resource volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; reliance on industry partners and third party service providers; a failure to complete planned asset dispositions on the terms anticipated or at all; and certain other risks detailed from time to time in our public disclosure documents (including, without limitation, those risks and contingencies described under "Risk Factors and Risk Management" in this MD&A and in our other public filings).

The forward-looking information contained in this MD&A speaks only as of the date of this MD&A, and we do not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws.

ENERPLUS 2013 FINANCIAL SUMMARY      29

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